UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Subject Company)

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Person Filing Statement)

Common Stock, Par Value €0.01 Per Share

(Title of Class of Securities)

167250109

(CUSIP Number of Class of Securities)

Kirsten B. David

Executive Vice President and

Chief Legal Officer

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, Texas 77380

(832) 513-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Mark Gordon

Jenna E. Levine

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, the “Schedule 14D-9”) originally filed by Chicago Bridge & Iron Company N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 29, 2018, relating to the exchange offer by McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (“McDermott”) and McDermott Technology, B.V. (“McDermott Bidco”), a private limited liability company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of McDermott, to exchange each share of CB&I Common Stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 0.82407 shares of McDermott Common Stock, together with cash in lieu of fractional shares, subject to the terms and conditions described in the Exchange Offer Prospectus, dated March 29, 2018, which is filed as Exhibit (a)(1)(A) hereto, and the related Letter of Transmittal, which is filed as Exhibit (a)(1)(B) hereto, each of which is incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Exchange Offer” and under the subheading “Exchange Offer” is hereby amended and supplemented by adding the following paragraphs immediately following the final bullet point of the eighth paragraph:

On May 2, 2018, the Company obtained the CB&I Shareholder Approval when each of the Merger Resolutions, the Sale Resolutions, the Liquidation Resolutions and the Discharge Resolutions were approved at the CB&I Special General Meeting.

On May 2, 2018, McDermott advised the Company that, at the McDermott Special Meeting held on May 2, 2018, McDermott obtained the McDermott Stockholder Approval when the McDermott Stock Issuance and the McDermott Reverse Stock Split Articles Amendment Resolution were adopted at the McDermott Special Meeting.

With the receipt of these approvals, McDermott and the Company believe that all of the conditions to funding under the financing for the Combination, and all other material conditions to the Combination, have been satisfied, or are expected to be satisfied on the Closing Date.

The Exchange Offer is scheduled to expire at 12:01 a.m. Eastern time, on May 10, 2018, unless the Exchange Offer is extended or terminated in accordance with the Business Combination Agreement. Shares of CB&I Common Stock validly tendered and not properly withdrawn pursuant to the Exchange Offer will be exchanged for the right to receive 0.82407 shares of McDermott Common Stock (the “Exchange Offer Ratio”), together with cash in lieu of fractional shares, subject to the terms and conditions described in the Exchange Offer Prospectus.

The Combination is expected to close on May 10, 2018, subject to the confirmation of satisfaction of customary closing conditions.

Item 8.	ADDITIONAL INFORMATION

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals” under the subheading “Certain Shareholder Approvals Required in Connection with the Combination” and under the further subheading “CB&I Shareholder Approval” is hereby amended and supplemented by adding the following paragraph immediately following the final paragraph:

On May 2, 2018, the Company obtained the CB&I Shareholder Approval when each of the Merger Resolutions, the Sale Resolutions, the Liquidation Resolutions and the Discharge Resolutions were approved at the CB&I Special General Meeting.

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals” under the subheading “Certain Shareholder Approvals Required in Connection with the Combination” and under the further subheading “McDermott Stockholder Approval” is hereby amended and supplemented by adding the following paragraph immediately following the final paragraph:

On May 2, 2018, McDermott advised the Company that, at the McDermott Special Meeting held on May 2, 2018, McDermott obtained the McDermott Stockholder Approval when the McDermott Stock Issuance and the McDermott Reverse Stock Split Articles Amendment Resolution were adopted at the McDermott Special Meeting.

Item 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(MM)	Joint Press Release, dated May 2, 2018 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CB&I with the SEC on May 2, 2018).

(a)(5)(NN)	Employee Update Announcing Stockholder Approvals, dated May 2, 2018 (incorporated by reference to the Form 425 filed by Chicago Bridge & Iron Company N.V. with the SEC on May 2, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2018
CHICAGO BRIDGE & IRON COMPANY N.V., by CHICAGO BRIDGE & IRON COMPANY B.V., its managing director

	By:	/s/ Michael S. Taff
	Name:	Michael S. Taff
	Title:	Director